Issuer Free Writing Prospectus dated December 10, 2009

Filed Pursuant to Rule 433

Registration Statement No 333-161907

(Supplementing the Preliminary Prospectus

dated November 30, 2009)

KAR Auction Services, Inc.

Initial Public Offering of Shares of Common Stock

On December 10, 2009, KAR Auction Services, Inc. filed Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-161907) (the “Registration Statement”), which includes changes in response to comments from the staff of the Securities and Exchange Commission and other additions.

The Company has reprinted below, in its entirety, the Unaudited Pro Forma Consolidated Financial Data section in Amendment No. 5 to the Registration Statement.

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UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial data for the year ended December 31, 2008 and as of and for the nine months ended September 30, 2009 are based on our audited and unaudited financial statements included elsewhere in this prospectus. We expect that future results of operations will be different from historical operating results. The tables below present certain pro forma data that adjust the historical data to give effect to:

(i)	the sale of shares of common stock by us in this offering (assuming no exercise of the underwriters’ option to purchase additional shares) at an assumed initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover of this prospectus);

(ii)	the use of net proceeds from this offering to repurchase notes in a tender offer which assumes that the maximum aggregate consideration for all notes purchased, excluding accrued and unpaid interest, is $276.8 million and which assumes that we will purchase in the tender offer $191.2 million aggregate principal amount of senior subordinated notes for $206.6 million, $33.1 million aggregate principal amount of senior fixed notes for $35.1 million, and $37.4 million aggregate principal amount of senior floating notes for $35.1 million; and

(iii)	the use of $64.1 million of the net proceeds from this offering, together with approximately $200 million of cash on hand, to repay $250 million of outstanding borrowings under our senior secured term loan, pay $3.6 million of senior secured term loan amendment fees and pay $10.5 million of termination fees to our Equity Sponsors in connection with the termination of our financial advisory agreements with each of them.

The unaudited pro forma consolidated statements of operations are presented as if the above-described transactions had occurred on January 1, 2008. The unaudited pro forma consolidated balance sheet is presented as if the above-described transactions had occurred as of September 30, 2009.

Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us of this offering by approximately $21.6 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The unaudited pro forma consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Data,” the consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma consolidated financial statements are presented for informational purposes only, do not purport to represent what results of operations would have been had the changes actually occurred on the dates indicated and they do not purport to project results of operations for any future period. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma consolidated financial statements.

If the minimum condition in the tender offer is not satisfied as of the early tender date, we may choose in our sole discretion (i) to waive the minimum condition and proceed with the tender offer in which the maximum aggregate consideration for all notes purchased in the tender offer, excluding accrued and unpaid interest, will remain $276.8 million, (ii) to waive the minimum condition and proceed with the tender offer in which the maximum aggregate consideration for fixed senior notes and floating senior notes purchased in the tender offer, excluding accrued and unpaid interest, will be $113.2 million and separately redeem senior subordinated notes or (iii) to terminate the tender offer and separately redeem notes, in each case as described under “Use of Proceeds.” The unaudited pro forma consolidated financial statements do not purport to represent the full range of possible actions by us. Assuming that we receive net proceeds from the sale of common stock in this offering of $340.9 million (based on the number of shares and the midpoint of the price range set forth on the cover of this prospectus) and that we apply a total of $276.8 million of net proceeds from this offering to repurchase and/or redeem notes, we expect any of the foregoing alternatives will not result in significantly different results from the data presented in the unaudited pro forma consolidated financial statements.

We estimate that the net proceeds to us from the sale of our common stock in this offering will be $340.9 million, at an assumed initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting the underwriting discount and estimated offering expenses payable by us. To the extent we receive less than $340.9 million of net proceeds, we intend to reduce proportionally the net proceeds we use to repurchase notes in the tender offer or to redeem notes. Any reduction in net proceeds therefore would affect several numbers presented in the tables below. For a summary of these changes, see footnote (f) to the Unaudited Pro Forma Consolidated Statements of Operations and footnote (g) to the Unaudited Pro Forma Consolidated Balance Sheet. Under the terms of the second amendment to the credit agreement, we cannot consummate this offering if our gross proceeds are less than $300.0 million (which, after deducting the underwriting discount and estimated offering expenses payable by us, would result in net proceeds to us of $277.0 million).

Unaudited Pro Forma Consolidated Statements of Operations

For the Year Ended December 31, 2008 and the Nine Months Ended September 30, 2009

	Year Ended December 31, 2008				Nine Months Ended September 30, 2009
(Dollars in millions, except per share amounts)	Actual	Pro Forma Adjustments(f)		Pro Forma	Actual	Pro Forma Adjustments(f)		Pro Forma
		(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Statement of Operations Data:
Net revenues	$1,771.4	$—		$1,771.4	$1,311.7	$—		$1,311.7
Cost of goods sold	1,053.0	—		1,053.0	755.1	—		755.1

Gross profit	718.4	—		718.4	556.6	—		556.6
Selling, general & administrative	383.7	(3.5	)(a)	380.2	274.3	(2.6	)(b)	271.7
Depreciation & amortization	182.8	—		182.8	129.9	—		129.9
Goodwill & other intangibles impairment	164.4	—		164.4	—	—		—

Operating (loss) income	(12.5)	3.5		(9.0)	152.4	2.6		155.0
Interest expense	215.2	(33.2	)(c)	182.0	132.8	(18.6	)(c)	114.2
Other expense (income)	19.9	—	(d)	19.9	(9.3)	—	(d)	(9.3)

(Loss) income before income taxes	(247.6)	36.7		(210.9)	28.9	21.2		50.1
Income taxes	(31.4)	14.3	(e)	(17.1)	11.0	8.3	(e)	19.3

Net (loss) income	$(216.2)	$22.4		$(193.8)	$17.9	$12.9		$30.8

Net (loss) earnings per share—basic and diluted	$(2.02)			$(1.49)	$0.17			$0.24

(a)	Represents the $3.5 million annual advisory fee actually paid to the Equity Sponsors during the year ended December 31, 2008. The financial advisory agreements will be terminated in connection with this offering. We intend to use any remaining net proceeds from this offering after repurchase or repayment of a portion of our indebtedness, together with cash on hand, to pay termination fees of $10.5 million. See “Use of Proceeds.” Upon consummation of this offering and payment of these termination fees, our obligation to pay the aggregate financial advisory fee of $3.5 million per annum to the Equity Sponsors will cease. The non-recurring termination fees of $10.5 million are not reflected in the unaudited pro forma consolidated statements of operations.

(b)	Represents prorated portion of previously described aggregate financial advisory fee of $3.5 million per annum payable quarterly in advance to the Equity Sponsors.

(c)	Represents a reduction in interest expense to give effect to an assumed repurchase or repayment of $511.7 million of debt on January 1, 2008, the 0.50% increase in the interest rate on Term Loan B, the write-off of previously recorded debt issue costs of $7.3 million related to the repurchase of notes and the additional $3.6 million for amendment fees related to the Term Loan B debt. Assumes repayment of $250.0 million of Term Loan B, repurchase or repayment of $37.4 million aggregate principal amount of Floating Rate Senior Notes due May 1, 2014, repurchase or repayment of $33.1 million aggregate principal amount of 8¾% Senior Notes due May 1, 2014 and repurchase or repayment of $191.2 million aggregate principal amount of 10% Senior Subordinated Notes due May 1, 2015.

(d)	The non-recurring $15.1 million of net premiums payable related to the repurchase of notes and the expensing of previously recorded debt issue costs of $7.3 million related to the repurchase of notes are not reflected in the unaudited pro forma consolidated statements of operations.

(e)	Represents the estimated tax effect of the pro forma adjustments at an estimated tax rate of 39.0%.

(f)	This table presents certain pro forma data that adjust the historical data to give effect to, among other things, the use of an assumed $340.9 million of net proceeds from this offering to repurchase notes in a tender offer in which the maximum aggregate consideration for all notes purchased, excluding accrued and unpaid interest, will be $276.8 million and which assumes that we will purchase in the tender offer $191.2 million aggregate principal amount of senior subordinated notes for $206.6 million, $33.1 million aggregate principal amount of senior fixed notes for $35.1 million, and $37.4 million aggregate principal amount of senior floating notes for $35.1 million.

For each $20.0 million reduction in net proceeds we receive in this offering, we intend to reduce the maximum aggregate consideration for all notes purchased in the tender offer by $20.0 million. In that case, for each $20.0 million reduction in net proceeds: pro forma interest expense for the year ended December 31, 2008 and for the nine months ended September 30, 2009 would increase by approximately $1.7 million and approximately $1.1 million, respectively; pro forma loss before income taxes for the year ended December 31, 2008 would increase by approximately $1.7 million and pro forma income before income taxes for the nine months ended September 30, 2009 would decrease by approximately $1.1 million; pro forma income tax benefit for the year ended December 31, 2008 would increase by approximately $0.7 million and pro forma income tax expense for the nine months ended September 30, 2009 would decrease by approximately $0.4 million; pro forma net loss for the year ended December 31, 2008 would increase by approximately $1.0 million and pro forma net income for the nine months ended September 30, 2009 would decrease by approximately $0.7 million; and pro forma net loss per share—basic and diluted for the year ended December 31, 2008 would increase by approximately $0.01 and pro forma net earnings per share—basic and diluted for the nine months ended September 30, 2009 would decrease by approximately $0.01.

The calculations in the preceding paragraph assume that if we receive $20.0 million less in net proceeds, the maximum aggregate consideration for all notes purchased in the tender offer, excluding accrued and unpaid interest, would be reduced by $20.0 million, the principal amount of and aggregate consideration for senior subordinated notes we purchase in the tender offer would remain the same, and the aggregate consideration for senior fixed notes and senior floating notes we purchase in the tender offer would each be reduced by $10.0 million. For example, if we received $20.0 million less in net proceeds so that total net proceeds to us in this offering were $320.9 million, the calculations in the preceding paragraph assume that the maximum aggregate consideration for all notes purchased in the tender offer, excluding accrued and unpaid interest, would be $256.8 million and that we would purchase in the tender offer $191.2 million aggregate principal amount of senior subordinated notes for $206.6 million, $23.7 million aggregate principal amount of senior fixed notes for $25.1 million, and $26.7 million aggregate principal amount of senior floating notes for $25.1 million.

Unaudited Pro Forma Consolidated Balance Sheet

As of September 30, 2009

(Dollars in millions)	Actual	Pro Forma Adjustments(g)		Pro Forma
	(unaudited)	(unaudited)		(unaudited)
Assets
Cash and cash equivalents	$380.8	$(209.5	)(a)	$171.3
Restricted cash	8.8	—		8.8
Other current assets	625.3	—		625.3

Total current assets	1,014.9	(209.5)		805.4
Goodwill, customer relationships and other intangible assets, net of accumulated amortization	2,560.7	—		2,560.7
Unamortized debt issuance costs	59.8	(3.7	)(b)	56.1
Other assets	16.4	—		16.4
Property and equipment, net of accumulated depreciation	682.7	—		682.7

Total assets	$4,334.5	$(213.2)		$4,121.3

Liabilities and Stockholders’ Equity
Accounts payable and accrued expenses	$563.8	(9.5	)(c)	$554.3
Income taxes payable	3.8	(12.9	)(d)	(9.1)
Current maturities of long-term debt	—	—		—

Total current liabilities	567.6	(22.4)		545.2
Long-term debt	2,522.9	(511.7	)(e)	2,011.2
Deferred income tax liabilities	329.0	—		329.0
Other liabilities	114.0	—		114.0
Total stockholders’ equity	801.0	320.9	(f)	1,121.9

Total liabilities and stockholders’ equity	$4,334.5	$(213.2)		$4,121.3

(a)	Represents proceeds of $368.0 million less underwriting discount, estimated offering expenses and the financial advisory agreement termination fees totaling $37.6 million, less the $539.9 million of cash used for repayment of Term Loan B debt and repurchase of notes, of which $15.1 million represents net premiums payable related to the repurchase of notes, $3.6 million represents amendment fees related to the Term Loan B debt and $9.5 million represents accrued interest paid at September 30, 2009 for repayment of Term Loan B debt and the repurchase of notes.
(b)	Represents the write-down of previously recorded debt issue costs of $7.3 million related to the repurchase of notes, together with an increase of $3.6 million for amendment fees related to the Term Loan B debt.
(c)	Represents a payment of accrued interest in connection with the repayment of Term Loan B debt and the repurchase of notes.
(d)	Represents accrued income taxes in relation to the net premiums payable related to the repurchase of notes, the financial advisory agreement termination fees and the expensing of previously recorded debt issue costs.
(e)	Represents the application of the net proceeds of this offering and available cash to repay $511.7 million of principal debt.
(f)	Represents additional equity of $368.0 million related to the offering less $27.1 million of underwriting discount and estimated offering expenses, $15.1 million of net premiums payable related to the repurchase of notes, the expensing of previously recorded debt issue costs of $7.3 million and the $10.5 million financial advisory agreement termination fees, net of tax.

(g)	This table presents certain pro forma data that adjust the historical data to give effect to, among other things, the use of an assumed $340.9 million of net proceeds from this offering to repurchase notes in a tender offer in which the maximum aggregate consideration for all notes purchased, excluding accrued and unpaid interest, will be $276.8 million and which assumes that we will purchase in the tender offer $191.2 million aggregate principal amount of senior subordinated notes for $206.6 million, $33.1 million aggregate principal amount of senior fixed notes for $35.1 million, and $37.4 million aggregate principal amount of senior floating notes for $35.1 million.

For each $20.0 million reduction in net proceeds we receive in this offering, we intend to reduce the maximum aggregate consideration for all notes purchased in the tender offer by $20.0 million. In that case, for each $20.0 million reduction in net proceeds, as of September 30, 2009: pro forma cash and cash equivalents would increase by approximately $0.5 million; pro forma total current assets would increase by approximately $0.5 million; pro forma unamortized debt issuance costs would increase by approximately $0.5 million; pro forma total assets would increase by approximately $1.0 million; pro forma accounts payable and accrued expenses would increase by approximately $0.5 million; pro forma income taxes payable would increase by approximately $0.2 million; pro forma total current liabilities would increase by approximately $0.7 million; pro forma long-term debt would increase by approximately $20.1 million; pro forma total stockholders’ equity would decrease by approximately $19.8 million; and pro forma total liabilities and stockholders’ equity would increase by approximately $1.0 million.

The calculations in the preceding paragraph assume that if we receive $20.0 million less in net proceeds, the maximum aggregate consideration for all notes purchased in the tender offer, excluding accrued and unpaid interest, would be reduced by $20.0 million, the principal amount of and aggregate consideration for senior subordinated notes we purchase in the tender offer would remain the same, and the aggregate consideration for senior fixed notes and senior floating notes we purchase in the tender offer would each be reduced by $10.0 million. For example, if we received $20.0 million less in net proceeds so that total net proceeds to us in this offering were $320.9 million, the calculations in the preceding paragraph assume that the maximum aggregate consideration for all notes purchased in the tender offer, excluding accrued and unpaid interest, would be $256.8 million and that we would purchase in the tender offer $191.2 million aggregate principal amount of senior subordinated notes for $206.6 million, $23.7 million aggregate principal amount of senior fixed notes for $25.1 million, and $26.7 million aggregate principal amount of senior floating notes for $25.1 million.

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To view a filed copy of the prospectus contained in our current registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1395942/000119312509250347/ds1a.htm

The issuer has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the common stock offering will arrange to send you the preliminary prospectus relating to the common stock offering if you request it by contacting Goldman, Sachs & Co. at Prospectus Department, 85 Broad Street, New York, NY 10004, Toll-Free: 1-866-471-2526, Fax: 212-902-9316 or email at prospectus-ny@ny.email.gs.com; or Credit Suisse Securities (USA) LLC, One Madison Avenue 1B, New York, New York 10010, Attn: Prospectus Department, Toll-Free: (800) 221-1037.